Exhibit 99.2

Lufax Holding Ltd

(incorporated in the Cayman Islands with limited liability)

(NYSE: LU)

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REVISED NOTICE OF ANNUAL GENERAL MEETING

To be held on December 22, 2021

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Lufax Holding Ltd (the “Company”) will be held at No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on December 22, 2021 at 10:00 a.m. (local time). Due to the public health and travel restrictions impacts of COVID-19 pandemic, attendees unable to attend in person can join the meeting via virtual conference. To attend, please request call-in details by email to Investor_Relations@lu.com.

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with the management.

The board of directors of the Company has fixed the close of business on December 7, 2021 (Beijing time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at https://ir.lufaxholding.com or from SEC’s website at www.sec.gov, or by writing to Mr. Chen Yu, Head of Board of Directors Office and Investor Relations, Lufax Holding Ltd, No. 1088 Yuanshen Road, Pudong New District, Shanghai, the People’s Republic of China, or by email to Investor_Relations@lu.com.

By Order of the Board of Directors,

Lufax Holding Ltd

/s/ Guangheng Ji
Guangheng Ji
Chairman of the Board and Chairman of Lufax Executive Committee

Shanghai, China

December 15, 2021